Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

May 3, 2012

Item 3.	News Release

The Company’s news release dated May 3, 2012, was disseminated by Marketwire, Incorporated on May 3, 2012.

Item 4.	Summary of Material Change

The Company reports that the Corporate Finance Department of the British Columbia Securities Commission (“BCSC”) selected the Company for a technical disclosure review for the purpose of assessing the Company's compliance with the technical disclosure requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. As a result of such review, the Company received comments from the BCSC identifying certain disclosure and filing issues with respect to the Company’s disclosure record.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated May 3, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Reports Technical Disclosure Review

Vancouver, BC – May 3, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) reports that the Corporate Finance Department of the British Columbia Securities Commission (the “BCSC”) selected the Company for a technical disclosure review for the purpose of assessing the Company's compliance with the technical disclosure requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). As a result of such review, the Company received comments from the BCSC identifying certain disclosure and filing issues with respect to the Company’s disclosure record.

In particular, certain deficiencies were identified in the Company’s NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain, dated July 29, 2011, and in the Molejón Project, NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panamá, dated April 2011, as well as non-compliance with NI 43-101 with respect to certain technical disclosure relating to the Company’s various mineral properties (including Oro del Norte, Palmilla and Real Corridor) posted on the Company's website and in certain of its news releases and investor relations materials. As a result, the BCSC has placed the Company on its “Defaulting Issuer List” until such deficiencies are remedied.

Acting jointly with authors of the technical reports for Lomero-Poyatos and Molejon, the Company has reviewed the deficiencies identified by the BCSC and has already provided an initial written response to the BCSC. In addition, at the request of the Company, the BCSC participated in a conference call with the Company and the authors to further discuss the deficiencies identified by the BCSC, which are summarized below:

Lomero-Poyatos

1.	Reported historical data not in compliance with s. 2.4 of NI 43-101.
2.	Apparent inconsistencies or omission of certain assumptions in the definition of Mineral Resources and insufficient definition of a base mining scenario (underground vs. open pit).
3.

The economic analysis included in the technical report, used as an indicative valuation to assist the Board of Directors of the Company in relation to the acquisition of Iberian Resources Corp. in August 2011, did not meet the criteria of a feasibility or pre-feasibility study and, therefore, is not NI 43-101 compliant.

As a result of the above deficiencies the resource estimates for the Lomero-Poyatos property are not supported by a compliant technical report and must not be relied upon until these issues have been resolved and a compliant report filed on SEDAR. In this regard, the Company wishes to inform that it has already received a revised technical report addressing the identified deficiencies and it will be filed on SEDAR once it has been reviewed and found to be NI 43-101 compliant. The indicative valuation included in the previously filed report is retracted by the Company and not included in the revised report.

Molejon

1.	Insufficient explanation of the work done by the authors to validate data previously generated by other parties.
2.	Inadequate reporting of Mineral Resources, not separated by category.
3.	Missing NI 43-101 compliant information related to the aggregate resource included in the Technical Report.
4.	Insufficiency of information related to mining, engineering, processing and economic factors required to establish Mineral Reserves.

As a result of these deficiencies, the resource and reserve information previously provided by the Company in respect of Molejon is not supported by a compliant technical report, and must not be relied upon until these issues have been resolved and a compliant technical report filed on SEDAR. In this regard, the Company wishes to inform that it has already received a revised technical report addressing the identified deficiencies and it will be filed on SEDAR once it has been reviewed and found to be NI 43-101 compliant.

In addition to the deficiencies noted on the Lomero Poyatos and Molejon technical reports, the BCSC identified certain issues with information in the Corporate Presentation, Forecast Model and other Investor Materials, posted on the Company’s website, namely the forward looking financial projections including Oro del Norte, Palmilla and Real Corridor. The disclosure of resources, reserves and economic analysis for these deposits are not supported by a compliant technical report. In addition, the conversion of mineral resources to reserves is not based on the results of either a feasibility study or pre-feasibility study, and no economic analysis has been carried out. As such, the Company has removed these presentation materials from its website and retracts the information previously provided with respect to these properties.

The Company further informs that it is in the process of completing a technical report prepared for Botija Abajo and Botija Abajo West and will provide further information once a compliant technical report has been filed on SEDAR.

Lastly, the Company notes that there are several websites not operated by the Company which may contain information relating to the Company and its properties. The Company notes that its only official website is www.petaquilla.com. No other website or social media forum contains information sanctioned by the Company and the Company disclaims any information contained on any other website.

The Company appreciates the BCSC’s comments, which the Company will endeavor to use to improve the Company’s filed technical reports and other technical disclosure practices.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward looking statements. All statements, other than statements of historical fact, contained in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause events to be materially different from future events expressed or implied by such forward looking statements. Such forward looking statements are based on numerous assumptions. Any forward looking statements speak only as at the date of this document. As a result of these factors, the events described in the forward looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.